

February 4, 2022

Nicole Fernandez
Chief Financial Officer
AgEagle Aerial Systems Inc.
8833 E. 34th Street North
Wichita Kansas 67226

> **Re: AgEagle Aerial Systems Inc.**
> **Registration Statement on Form S-3**
> **Filed January 28, 2022**
> **File No. 333-262414**

Dear Ms. Fernandez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jane Tam